FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
         ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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Materials Contained in this Report:

I. English translation of an amendment to financial summaries of previous fiscal years, as filed by the registrant with the exchanges in Japan, including the Tokyo Stock Exchange on March 3, 2006.

II. English language executive summary translations of amendments to the Japanese Securities Reports filed by the registrant with the Director of the Kanto Local Finance Bureau on March 3, 2006.

III. English translation of a notice concerning a change in subsidiaries, as filed by the registrant with the Director of the Kanto Local Finance Bureau on March 7, 2006

IV. English translation of a notice concerning a change in the subsidiaries, as filed by the registrant with the exchanges in Japan, including the Tokyo Stock Exchange on March 7, 2006.

V. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on March 20, 2006.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Toyota Motor Corporation



                                             By:  /s/ Masaki Nakatsugawa
                                                 -------------------------------
                                                 Name:  Masaki Nakatsugawa
                                                 Title: General Manager of
                                                        Accounting Division



Date:  March 31, 2006